OMB APPROVAL
OMB Number: 3235-0167 Expires: December 31, 2014 Estimated average burden hours per response . . . . . 1.50

UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-138951

BLINK COUTURE, INC.
(Exact name of registration as specified in its Charter)

  c/o Regent Private Capital II, LLC
5727 South Lewis Avenue
Tulsa, Oklahoma 74105
(918) 392-3200
(Address, including zip code, and telephone number, including area code, of registrant’s principal offices)

Common Stock, par value $.0001 per share
(Titles of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☑

Approximate number of holders of record as of the certification or notice date:  50

Pursuant to the requirements of the Securities Exchange Act of 1934 Blink Couture, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 21, 2014	By:	/s/ Lawrence D. Field
Lawrence D. Field, President and Chief Executive Officer
Title